[redacted]

08002993

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Change in Substantial Shareholder Notice"

Released: 1 May 2008

Pages: 20
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Capital Group™
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

30 April 2008

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Robert Dudfield:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 29 April 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,922,264,489 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

CA

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Foster's Group Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	29 April 2008
The previous notice was given to the company on	05 June 2007
The previous notice was dated	04 June 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	141,619,503 shares	7.1857%	118,469,146 shares	6.163%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Ordinary Shares	The Capital Group Companies, Inc.	5 June 2007 thru 29 April 2008	Average price of 5.7017 AUD	(23,150,357) Ordinary Shares	(23,150,357)

See Annexure A dated 04 June 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 29 April 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Associate Counsel

sign here [signature] date 30 April 2008

Annexure "A"

This is the Annexure of 6 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 29 April 2008.

The Capital Group Companies, Inc.

By: ______________________________
Liliane Corzo
Associate Counsel

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company
Capital Guardian Trust Company

Account Number	Number of Shares	% Held
44000300	3,028,488	
44001800	46,461	
44002300	166,177	
44022700	34,100	
44022900	467,324	
44023900	96,371	
44024600	141,986	
44025900	273,131	
44028100	67,200	
44028600	85,900	
44029600	63,100	
44029700	173,900	
44032100	105,000	
44035800	28,555	
44036500	1,318,026	
44036900	171,560	
44039600	242,268	
44040900	200,000	
44041200	37,863	
44043000	38,138	
44043700	23,303	
44044000	50,500	
44044700	47,566	
44045900	426,320	
44046700	24,000	
44110400	7,453	
44123600	14,172	
44123700	6,713	
44123800	3,516	
44123900	6,361	
44129900	11,151	
44130300	38,498	
44132000	27,185	
44133800	16,165	
44134300	11,107	
44135300	5,269	
44135600	4,186	
44139700	60,273	
44144900	3,908	
44145300	13,366	
44146300	6,114	
44147700	5,657	
44149900	16,215	
44150100	18,638	
44152600	27,189	
44155600	43,481	
44156000	5,233	
44158800	8,272	
44159600	4,474	
44159700	10,425	
44216401	2,283	
44223300	5,297	
44224400	53,001	
44226100	6,571	

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company

Account Number	Number of Shares	% Held
44229100	30,173	
44229600	13,603	
44232200	31,097	
44236301	9,350	
44240600	54,088	
44255000	1,095,390	
44256500	63,448	
44258000	9,627	
44259300	76,818	
44260104	133,669	
44261300	320,773	
44263800	26,305	
44267200	54,703	
44268600	56,596	
44269700	16,400	
44271500	113,364	
44273000	47,178	
44273400	20,873	
44276200	34,764	
44277700	235,836	
44278600	20,873	
44279100	72,300	
44281200	62,600	
44283000	11,706	
44283700	20,097	
44283900	129,984	
44285500	335,403	
44286300	62,887	
44287000	65,900	
44288400	31,814	
44288500	74,800	
44295800	161,395	
44295900	63,937	
44296400	150,600	
44298200	62,827	
44301500	143,396	
44302200	87,714	
44308600	84,965	
44315000	398,639	
44317300	107,200	
44318100	55,091	
44318300	20,641	
44323000	37,634	
44323800	52,596	
44326800	54,704	
44328100	36,459	
44328400	21,771	
44331900	98,867	
44335700	8,771	
44336000	152,705	
44336100	25,839	
44338600	19,395	
44339400	49,620	
44343400	67,263	

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company

Account Number	Number of Shares	% Held
44344600	37,478	
44344700	5,100	
44344800	21,494	
44348800	174,000	
44349500	5,700	
44351800	100,800	
44351900	125,500	
44352100	58,500	
44352200	23,500	
44353000	32,435	
44353900	44,229	
44356900	47,643	
44357100	61,800	
44357800	322,170	
44358000	245,700	
44358800	198,330	
44359400	213,073	
44359700	18,200	
44359800	201,888	
44359900	145,300	
44363200	102,656	
44364700	31,359	
44366400	13,114	
44368900	24,100	
44369400	115,400	
44370700	13,900	
44373100	23,650	
44373900	9,812	
44375500	93,356	
44653901	10,964	
44671900	69,346	
44675301	3,836	
44675401	3,077	
44675601	3,643	
44675701	7,057	
44676100	3,666	
44677200	12,321	
44678300	12,890	
44678700	12,037	
44678900	12,836	
44800100	39,573	
44940300	877,822	
44951300	567,545	
70250000	20,587	
70253400	6,255	
70255600	47,046	
70257900	5,109	
70259500	49,531	
70262400	5,083	
70262900	160,492	
70263000	137,164	
70263600	6,703	
70264500	7,319	
70264700	12,499	

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company

Account Number	Number of Shares	% Held
70264800	2,695	
70264900	5,382	
70265000	4,783	
70265100	7,888	
70265200	6,236	
70266900	6,845	
70267100	21,650	
70271700	4,266	
70272800	4,589	
70273500	5,669	
70273800	4,775	
70275400	36,305	
70280500	7,361	
70285900	4,082	
70286100	11,088	
70288800	7,804	
70289400	62,706	
70297600	2,204	
70299700	14,996	
70300500	18,795	
70301300	5,909	
70303200	3,062	
70303400	5,207	
70304400	16,473	
70305800	3,452	
70306100	8,503	
70306300	10,082	
70307500	1,636	
70307700	1,636	
70309900	4,286	
70313000	7,819	
70317901	7,558	
70460100	3,990	
70504700	6,528	
70516500	11,168	
70520201	3,190	
70681000	4,054	
70682600	14,906	
70682601	11,304	
70687900	21,881	
70691501	2,952	
70693500	27,426	
70693600	44,675	
70694000	11,490	
70695400	16,990	
70696000	5,080	
70699300	17,347	
70700300	17,007	
70701700	5,311	
70702900	5,464	
70703000	8,284	
70703100	5,464	
70703400	30,123	
70704600	12,468	

01/05 '08 THU 10:44 [TX/RX NO 7143]

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70708200	6,793	
	70708400	6,913	
	70715900	8,043	
	70722800	4,859	
	70722900	3,881	
	70726000	3,625	
	70727400	4,706	
	70730400	3,344	
	70735300	19,114	
		18,359,326	
Capital International Limited	43051000	141,786	
	43051400	20,296	
	43051500	166,242	
	43060800	52,351	
	43356100	51,400	
	43360400	50,200	
	43401500	128,114	
	43404700	102,429	
	43404900	34,789	
	43412500	121,200	
	43417500	195,582	
	43417700	906,330	
	43417800	88,834	
	43418300	67,947	
	43418800	344,359	
	43419200	7,161	
	43419300	405,375	
	43420200	176,537	
	43425200	148,408	
	43425300	113,905	
	43425700	159,840	
	43426200	379,780	
	43426300	1,010,451	
	43426700	612,529	
	43426800	228,141	
	43426900	408,464	
	43427100	610,483	
	43427200	39,700	
	43433100	67,065	
	43435100	399,799	
	43439200	237,000	
	43445200	136,708	
	43450500	144,700	
	43451600	35,907	
	43451700	45,750	
	43455200	71,717	
	43455400	18,736	
	43463600	48,600	
	43464700	138,906	
	43466100	279,817	
	43487500	95,100	
	43487600	163,200	

Australia Annexure
Foster's Group Limited

29 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	43487700	110,133	
	43487800	95,702	
	43506200	31,144	
	43512000	139,340	
	43513300	28,311	
	43518500	51,828	
	43558600	206,976	
	43565400	97,800	
	43573100	159,500	
	43574100	132,140	
	43574200	165,443	
	43575100	147,000	
	43583100	1,718,600	
		11,739,555	
Capital International S.A.	45415100	45,023	
	45415200	53,805	
	45415700	157,154	
	45426000	500,107	
	45464300	53,800	
	45508100	40,000	
	45530000	60,777	
	45590400	88,206	
		998,872	
Capital International, Inc.	46055500	154,136	
	46056600	17,000	
	46452300	331,500	
	46456000	40,269	
	46456700	15,782	
	46456800	13,594	
	46457500	12,800	
	46458500	4,920	
	46600000	140,900	
	46601800	61,100	
	46602000	8,407	
		800,408	
Capital Research and Management Company	11000012	47,820,985	
	11000016	10,000,000	
	11000033	28,750,000	
		86,570,985	
GRAND TOTAL		**118,469,146**	**6.16%**

Foster's Group Limited
29 April 2008

<u>Nominee Name</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800		52,351
43419200		7,161
43426700		612,529
43512000		139,340
43513300		28,311
44298200		62,827
44363200		102,656
46452300		331,500
	Total Shares:	1,336,675

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43417800		88,834
44328100		35,459
46456700		15,782
46456800		13,594
46457500		12,800
	Total Shares:	166,469

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900		34,789
	Total Shares:	34,789

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700		102,429
	Total Shares:	102,429

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43418300		67,947
44036900		171,560
44040900		200,000
44041200		37,863
44263800		26,305
44268600		56,596

Foster's Group Limited
29 April 2008

Nominee Name	
44269700	16,400
44283700	20,097
44283900	129,984
45415700	157,154
46456000	40,269
Total Shares:	924,175

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

45530000	60,777
70297600	2,204
Total Shares:	62,981

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000012	47,820,985
11000016	10,000,000
11000033	28,750,000
43051000	141,786
43439200	237,000
44000300	3,028,488
44001800	46,461
44002300	186,177
44022900	467,324
44024600	141,986
44028600	85,900
44035800	28,555
44036500	1,318,026
44043000	38,138
44110400	7,453
44123600	14,172
44123700	6,713
44123800	3,516
44123900	6,361
44129900	11,151
44133800	16,165
44135300	5,269
44135600	4,186
44156000	5,233
44255000	1,095,390
44256500	63,448
44288500	74,800
70250000	20,587
70253400	6,255
70255600	47,046
70257900	5,109

Foster's Group Limited
29 April 2008

Nominee Name	
70259500	49,531
70262400	5,083
70263600	6,703
70264500	7,319
70264700	12,499
70264800	2,695
70264900	5,382
70265000	4,783
70265100	7,888
70265200	6,236
70266900	6,845
70267100	21,650
70280500	7,361
70285900	4,082
70286100	11,088
70288800	7,804
70289400	62,706
70299700	14,996
70300500	18,795
70301300	5,909
70460100	3,990
70681000	4,054
70682600	14,906
70682601	11,304
70687900	21,881
70693500	27,426
70693600	44,675
70694000	11,490
70695400	16,990
70696000	5,080
70699300	17,347
70700300	17,007
70701700	5,311
70702900	5,464
70703000	8,284
70703100	5,464
70703400	30,123
70704600	12,468
70708200	6,793
70708400	6,913
70722800	4,859
70722900	3,861
70726000	3,625
Total Shares:	94,242,350

Chase Manhattan Nominee Ltd.
Australia

43417700	906,330
44144900	3,908

Foster's Group Limited
29 April 2008

Nominee Name	
44146300	6,114
44147700	5,657
44229600	13,603
44258000	9,627
44259300	76,818
44352100	58,500
44352200	23,500
44359900	145,300
44653901	10,964
44675601	3,643
44940300	877,822
44951300	567,545
Total Shares:	2,709,331
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	
44353900	44,229
44675401	3,077
44676100	3,666
44678900	12,836
70303200	3,062
Total Shares:	66,870
Citibank Australia	
46056600	17,000
Total Shares:	17,000
Citibank NA Toronto	
46600000	140,900
Total Shares:	140,900
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000	
43426300	1,010,451
44276200	34,764
Total Shares:	1,045,215
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia	
44267200	54,703
44278600	20,873
44286300	62,887

Foster's Group Limited
29 April 2008

Nominee Name		
44318300		20,641
	Total Shares:	159,104
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		128,114
43455400		18,736
	Total Shares:	146,850
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
43356100		51,400
	Total Shares:	51,400
Investors Bank & Trust Co.		
44368900		24,100
	Total Shares:	24,100
J.P. Morgan		
44223300		5,297
	Total Shares:	5,297
JP Morgan Chase Bank		
45590400		88,206
46601800		61,100
70306300		10,082
70307500		1,636
70307700		1,636
70309900		4,286
	Total Shares:	166,946
Mellon Bank N.A. London Branch London United Kingdom		
44356900		47,643
44358000		245,700
44369400		115,400
44373100		23,650
	Total Shares:	432,393
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43417500		195,582

Foster's Group Limited
29 April 2008

Nominee Name	
43418300	
43419300	344,359
43425200	405,375
43426800	148,408
43427200	228,141
43435100	39,700
43451600	399,799
43455200	35,907
43466100	71,717
43574200	279,817
43575100	165,443
44025900	147,000
44028100	273,131
44032100	67,200
44043700	105,000
44044000	23,303
44046700	50,500
44132000	24,000
44134300	27,185
44145300	11,107
44158800	13,366
44159600	8,272
44229100	4,474
44240600	30,173
44273400	54,088
44279100	20,873
44301500	72,300
44302200	143,396
44323000	67,714
44326800	37,634
44328400	54,704
44338600	21,771
44343400	19,395
44344600	67,263
44344700	37,478
44344800	5,100
44349500	21,494
44351900	5,700
44353000	125,500
44366400	32,435
44373900	13,114
44375500	9,812
44671900	93,356
44678700	69,346
45464300	12,037
46458500	53,800
70317901	4,920
	7,558
Total Shares:	4,149,747

Foster's Group Limited
29 April 2008

Nominee Name		
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44152600		27,189
44315000		398,639
44339400		49,620
	Total Shares:	475,448
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		408,464
70262900		160,492
70263000		137,164
70275400		36,305
70304400		16,473
	Total Shares:	758,898
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom		
44139700		60,273
	Total Shares:	60,273
State Street Bank & Trust Co.		
44150100		18,638
44216401		2,283
70271700		4,266
70272800		4,589
70305800		3,452
70306100		8,503
70504700		6,528
70516500		11,168
70691501		2,952
70715900		8,043
70727400		4,706
70730400		3,344
	Total Shares:	78,472
Westpac Banking Corp		
43051400		20,296
43051500		166,242
43412500		121,200
43425300		113,905
43426200		379,780
43427100		610,483

Foster's Group Limited
29 April 2008

Nominee Name		
43433100		67,065
43487500		95,100
43518500		51,828
43573100		159,500
44022700		34,100
44023900		96,371
44029700		173,900
44159700		10,425
44224400		53,001
44226100		6,571
44236301		9,350
44277700		235,836
44281200		62,600
44359700		18,200
44364700		31,359
45415100		45,023
45508100		40,000
70273500		5,669
70273800		4,775
70303400		5,207
70313000		7,819
	Total Shares:	2,625,605

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43360400	50,200
43420200	176,537
43425700	159,840
43445200	136,708
43450500	144,700
43451700	45,750
43463600	48,600
43464700	138,906
43487600	163,200
43487700	110,133
43487800	95,702
43506200	31,144
43558600	206,976
43565400	97,800
43574100	132,140
43583100	1,718,600
44029600	63,100
44039600	242,268
44044700	47,568
44045900	426,320
44130300	38,498
44149900	16,215

Foster's Group Limited
29 April 2008

Nominee Name	
44155600	43,481
44232200	31,097
44260104	133,669
44261300	320,773
44271500	113,364
44273000	47,178
44283000	11,706
44285500	335,403
44287000	65,900
44288400	31,814
44295800	161,395
44295900	63,937
44296400	150,600
44308600	84,965
44317300	107,200
44318100	55,091
44323800	52,596
44331900	98,867
44335700	6,771
44336000	152,705
44336100	25,839
44348800	174,000
44351800	100,800
44357100	61,800
44357800	322,170
44358800	198,330
44359400	213,073
44359800	201,666
44370700	13,900
44675301	3,836
44675701	7,057
44677200	12,321
44678300	12,890
44800100	39,573
45415200	53,805
45426000	500,107
46055500	154,136
46602000	8,407
70520201	3,190
70735300	19,114
Total Shares:	8,485,429

END

01/05 '08 THU 10:44 [TX/RX NO 7143]